Rock Resources Inc.

#2120 – 1055 West Hastings Street   Vancouver, B.C.   V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX   RCK



03003483

January 24, 2003

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

<u>RE: Form 27 (Material Change Report) Dated January 24, 2003
          Pursuant to News Release Dated January 22, 2003</u>

Enclosed please find Form 27 as noted above.

Yours truly,

"Graeme Rowland"

_____

Graeme Rowland
Chairman and President

Encl.

cc: TSX Venture Exchange (via SEDAR)
        Securities & Exchange Commission (82-4504)

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1   <u>Reporting Issuer</u>

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C.   V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2   <u>Date of Material Change</u>

January 22, 2003 - Vancouver, British Columbia

Item 3   <u>Press Release</u>

January 22, 2003

Item 4   <u>Summary of Material Change</u>   Please see item 5 below for details.

The Company is pleased to announce the commencement of their diamond exploration drill program on some of the Temagami North Option claims, located within the New Liskeard kimberlite field.

Item 5   **Full Description of Material Change**

DIAMOND DRILLING PROGRAM UNDERWAY

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to announce the commencement of their diamond exploration drill program in the New Liskeard/Cobalt and Temagami areas of northeastern Ontario.

The drilling program will first test high quality magnetic targets on some of the Temagami North Option claims, located within the New Liskeard kimberlite field, where at least 13 kimberlite pipes have already been discovered, approximately half of which are diamondiferous. The targets to be tested are strong magnetic highs, within two kilometres of known diamondiferous pipes. Testing will consist of 500 metres of drill core, as soon as the ongoing ground magnetic grids and surveys are completed.

In addition, Tres-Or and Rock plan to test high quality magnetic dipole anomalies defined within the Temagami East Option claims, located approximately 50 kilometres to the south of the New Liskeard kimberlite field.

The Temagami area has been the focus of extensive exploration efforts by Tres-Or and its partners due to the favourable indicator mineral chemistry, including numerous very sub-calcic pyrope garnets (G10s). The Temagami East Option drill targets are derived from a detailed 10,500 line km proprietary magnetic airborne survey flown in 2002 by Tres-Or. These potential kimberlite targets will be further defined by local ground magnetic grids prior to drilling.

Rock Resources Inc. is earning a two thirds interest in each of the targeted claim groups, which are 100%-owned by Tres-Or Resources Ltd. subject to a 2.5% royalty interest. Tres-Or is the project operator.

Item 6   **Reliance on Section 85(2) of the Act**
Not applicable.

Item 7   **Omitted Information**
Not applicable.

Item 8   **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer:	Graeme W. Rowland
	President
Telephone:	(604) 688-3304
Fax:	(604) 682-6038
Address:	Rock Resources Inc.
	Suite #2120 – 1055 West Hasting Street
	Vancouver, B.C. V6E 2E9

Item 9   **Statement of Senior Officer**
The foregoing accurately discloses the material change referred to herein.

January 24, 2003
(date)

"Graeme W. Rowland"

_____
(signature)

Graeme W. Rowland

_____
(name)
President_____
(position)
Vancouver, B.C.

_____
(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ROCK RESOURCES INC.

#2120 – 1055 W. Hastings Street, Vancouver, BC, Canada, V6E 2E9
Web Site: www.rockresources.com • Email: info@rockresources.com

TSX Venture: RCK

TRES-OR RESOURCES LTD.

1934 – 131 Street, White Rock, BC, Canada, V4A 7R7
Web Site: www.tres-or.com • Email: info@tres-or.com

TSX Venture: TRS

January 22, 2003

NEWS RELEASE

DIAMOND DRILLING PROGRAM UNDERWAY

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to announce the commencement of their diamond exploration drill program in the New Liskeard/Cobalt and Temagami areas of northeastern Ontario.

The drilling program will first test high quality magnetic targets on some of the Temagami North Option claims, located within the New Liskeard kimberlite field, where at least 13 kimberlite pipes have already been discovered, approximately half of which are diamondiferous. The targets to be tested are strong magnetic highs, within two kilometres of known diamondiferous pipes. Testing will consist of 500 metres of drill core, as soon as the ongoing ground magnetic grids and surveys are completed.

In addition, Tres-Or and Rock plan to test high quality magnetic dipole anomalies defined within the Temagami East Option claims, located approximately 50 kilometres to the south of the New Liskeard kimberlite field.

The Temagami area has been the focus of extensive exploration efforts by Tres-Or and its partners due to the favourable indicator mineral chemistry, including numerous very sub-calcic pyrope garnets (G10s). The Temagami East Option drill targets are derived from a detailed 10,500 line km proprietary magnetic airborne survey flown in 2002 by Tres-Or. These potential kimberlite targets will be further defined by local ground magnetic grids prior to drilling.

Rock Resources Inc. is earning a two thirds interest in each of the targeted claim groups, which are 100%-owned by Tres-Or Resources Ltd. subject to a 2.5% royalty interest. Tres-Or is the project operator.

ON BEHALF OF
THE BOARD OF DIRECTORS OF
ROCK RESOURCES INC.
"Graeme Rowland"

ON BEHALF OF
THE BOARD OF DIRECTORS OF
TRES-OR RESOURCES LTD.
"Laura Lee Duffett"

Graeme Rowland
Chairman and President

Laura Lee Duffett
President

For further information contact:
Rock Resources Inc:
Graeme Rowland
Phone: 1-888-ROCK-RES (762-5737) Fax: (604) 682-6038
e-mail: graeme@rockresources.com   website: www.rockresources.com

Tres-Or Resources Ltd:
Laura Lee Duffett, P.Geo., President
Phone: (604) 541-8376 Fax: (604) 541-8926
e-mail: info@tres-or.com website: www.tres-or.com

ROCK RESOURCES INC.
(the "Company")



News Release – January 24, 2003

PRIVATE PLACEMENT CLOSED

Private Placement: Management is pleased to report that further to the TSX notice dated December 27, 2002, it has closed the private placement announced on October 28, 2002, amended November 13, 2002 and December 19, 2002, for 562,000 Units at a price of $1.00/unit providing gross proceeds of Cdn$562,000, each unit comprised of ten common shares and one common share purchase warrant (each warrant entitles the Purchaser to acquire three common shares at a price of $0.13 per share until April 30, 2003). The securities will have a four month hold period. The proceeds of the financing will be used for general working capital, current obligations and development of mineral properties. A finder's fee in aggregate of $14,000. cash will be paid to three individuals and 185,000 common shares at $0.10 will be issued to Ladbroke Trading Corp.

Corporate Communications Team: The Company is pleased to announce that it has entered into a corporate communications employment contract with Larry Horsburgh. His compensation is $2,000./month. This remuneration will be paid from general working capital and the term of employment is for six months. Mr. Horsburgh does not have a direct or indirect interest in the Company by way of share ownership. Mr. Horsburgh does not have a right to acquire shares other than from the granting of employee stock options.

In announcing Mr. Horsburgh's appointment, Graeme Rowland, Rock's Chairman said: "I am pleased to welcome Larry on board to provide the Company with his expertise and experience. I believe he will contribute immensely to spreading the word about Rock's exciting future and will enhance KCSA's worldwide efforts".

Advisory Board: Management reports that Mr. John Kowalchuk has left the Company and the Advisory Board. The Company is currently looking at expanding its geological team to handle the exploration work on its five properties.

About Rock Resources: Rock Resources Inc. specializes primarily in the drilling of gold, precious and base metals plus diamond properties in the Southwestern United States and the Province of Ontario. More information can be located at the Company's homepage on the worldwide web at www.rockresources.com.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 · Fax: (604) 682-6038 · Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com · Web Site: www.rockresources.com